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SEC FILE NUMBER
8-52992

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2006________ AND ENDING __December 31, 2006___
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:TradeTrek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 Post Road West
(No. and Street)

Westport (City) | Connecticut (State) | 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Favaro | 203-221-2830 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue, Suite 200 (Address) | East Hanover (City) | New Jersey (State) | 07936 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick E. Graboyes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeTrek Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___



Signature

President

Title

GIOVANNA RUGGIERO
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES SEPT 23, 2008



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADETREK SECURITIES, LLC

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Member
TradeTrek Securities, LLC

We have audited the accompanying statement of financial condition of TradeTrek Securities, LLC as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradeTrek Securities, LLC as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 24, 2007

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK, LONG ISLAND AND NEW JERSEY AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK

TRADETREK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$	470,049
Deposit with clearing organization		100,000
Due from clearing broker		140,516
Commissions receivable		61,225
Property and equipment at cost - less accumulated depreciation and amortization		119,451
Prepaid expenses		21,392
Security deposits		35,000
	$	947,633

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	279,372
Commitments		
Member's Equity		668,261
	$	947,633

See notes to financial statements.

TRADETREK SECURITIES, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues		
Commissions	$	4,073,621
Expenses		
Payroll and fringe benefits		1,179,065
Clearing expenses		759,635
Regulatory fees		24,738
Execution services and related costs		803,199
Consulting and professional fees		116,412
Occupancy		142,707
Depreciation and amortization		50,757
Other expenses		368,067
		3,444,580
Net income	$	629,041

See notes to financial statements.

TRADETREK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$	376,620
Net income		629,041
Distributions to member		(337,400)
Balance, December 31, 2006	$	668,261

See notes to financial statements.

TRADETREK SECURITIES, LLC

STATEMENT OF CASH FLOWS
DECEMBER 31, 2006

Cash flows from operating activities		
Net income	$	629,041
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		50,757
Changes in assets and liabilities		
Due from clearing broker		(131,119)
Commissions receivable		(2,556)
Prepaid expenses		(11,666)
Accounts payable and accrued expenses		124,337
Net cash provided by operating activities		658,794
Cash flows from investing activities		
Acquisition of property and equipment		(107,921)
Due from officer		10,000
Net cash used in investing activities		(97,921)
Cash flows from financing activities		
Distributions to member		(337,400)
Net increase in cash and cash equivalents		223,473
Cash and cash equivalents, beginning of year		246,576
Cash and cash equivalents, end of year	$	470,049
Supplemental cash flow disclosures		
Interest paid	$	5,877

See notes to financial statements.

TRADETREK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business
TradeTrek Securities, LLC (the "Company") was reorganized as a limited liability company on December 28, 2004 under Delaware law from its predecessor corporation TradeTrek Securities Inc., which was incorporated in Delaware on March 27, 2000. The Company shall continue until December 31, 2054 unless sooner terminated. The Company is a wholly-owned subsidiary of Stony Lonesome Group LLC.

The Company is a securities broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are located primarily throughout the United States and the customers' accounts are carried by a clearing broker-dealer.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Concentration of Credit Risk for Cash
The Company maintains its cash balances at two financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and certificates of deposit maturing within one year of the balance sheet date.

Revenue and Expense Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Advertising and marketing costs are expensed as incurred. This expense was $45,406 for the year ended December 31, 2006.

Commissions Receivable and Allowance for Doubtful Accounts
The Company's commissions receivable are recorded at amounts billed to customers and are presented on the statement of financial condition net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received.

TRADETREK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization
Depreciation is computed utilizing the straight-line method over the estimated useful lives of the assets, ranging from 5 to 7 years. Leasehold improvements are amortized using the straight-line method over estimated useful lives or the term of the lease, whichever is shorter.

Income Taxes
The Company is organized as a limited liability company (LLC) whereby the members account for the Company's earnings, losses, deductions and credits on their individual income tax returns. Accordingly, these statements do not include any provision for Federal and state income taxes.

2 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computer equipment	$ 102,122
Office equipment	50,697
Automobile	16,000
Telephone equipment	14,623
Leasehold improvements	6,695
	190,137
Less: accumulated depreciation and amortization	70,686
	$ 119,451

3 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2006 the Company had net capital of $422,155 which exceeded requirements by $403,530. The ratio of aggregate indebtedness to net capital was .66 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

4 - COMMITMENTS AND CONTINGENCIES

The Company has a lease for office space expiring on September 30, 2010. The lease provides for rent escalations for increases in real estate taxes and operating expenses. The Company rents other office space on a month-to month basis. The Company leases computer equipment from an affiliated company under a lease that expires in May 2007 requiring monthly payments of $4,240. The Company also leases an automobile under an operating lease expiring on April 19, 2009 requiring monthly payments of $1,685.

The aggregate minimum annual rental committed under these leases is as follows:

Year ending December 31,	Office Space	Equipment	Total
2007	$ 99,980	$ 41,420	$ 141,400
2008	99,980	20,220	120,200
2009	99,980	5,055	105,035
2010	66,656	-	66,656
	$ 366,596	$ 66,695	$ 433,291

Rent expense under all operating leases was $204,927 for the year ended December 31, 2006. Included in rent expense is $42,410 paid to a related party for the year ended December 31, 2006.

5 – MAJOR CUSTOMER

Sales to one customer were approximately 27% of revenue for the year ended December 31, 2006.

6 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2006

SCHEDULE I

TRADETREK SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of net capital		
Total member's equity	$	668,261
Deductions and/or charges		
Non-allowable assets		245,917
Net capital before haircuts on securities positions		422,344
Haircuts on securities positions		189
Net capital	$	422,155
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	279,372
Aggregate indebtedness	$	279,372
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	18,625
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)		18,625
Excess net capital	$	403,530
Excess net capital at 1000 percent	$	394,218
Ratio: aggregate indebtedness to net capital		.66 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	356,146
Increases (decreases) resulting from December 31, 2006 audit adjustments, net		66,009
Net capital, as included in this report	$	422,155

See notes to financial statements.



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
TradeTrek Securities, LLC

In planning and performing our audit of the financial statements of TradeTrek Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK, LONG ISLAND AND NEW JERSEY AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

DFK

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants
East Hanover, New Jersey
February 24, 2007

END